

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

November 21, 2016

<u>Via E-mail</u>
Mr. Don E. Wallette, Jr.
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

> **Re:** **ConocoPhillips**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 1-32395**

Dear Mr. Wallette:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources